Mail Stop 6010


October 24, 2005



Jason C. S. Chang, Chief Executive Officer
Advanced Semiconductor Engineering, Inc
26 Chin Third Road
Nantze Export Processing Zone
Nantze, Kaohsiung, Taiwan
Republic of China


	Re:	Advanced Semiconductor Engineering, Inc
		Form 20-F for the fiscal year ended December 31, 2004
		Form 6-K for fiscal 2005
		File No.  1-16125


Dear Mr. Chang


	We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.


								Sincerely,


								Martin F. James
								Senior Assistant Chief
Accountant

cc:	Richard K. Bonaparte, Esq.
	Davis, Polk & Wardwell
	By Facsimile    (212) 450-3519

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